Accelerating Marketing Productivity
April 3, 2008
VIA EDGAR AND COURIER
Mr. Mark P. Shuman (Branch Chief — Legal)
Mr. Matthew Crispino
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aprimo, Inc.
Rule 477 Application for Withdrawal on Form RW
Registration Statement on Form S-1 (File No. 333-145943)
Dear Mr. Shuman:
     Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Aprimo, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-145943) filed with the Commission on September 10, 2007, as amended on November 2, 2007, together with all exhibits thereto (the “Registration Statement”).
     As a result of the extended weakness in the equity and new issues markets, the Company has determined that it is not in the best interest of the Company to proceed with the Registration Statement at this time. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold in connection with the proposed offering. The Company may, however, undertake a subsequent private offering of securities in reliance on Rule 155(c) under the Securities Act.
     It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted. If you have any questions regarding this application for withdrawal, please do not hesitate to contact me at (317) 803-4305 or David J. Powers of Goodwin Procter LLP, the Company’s legal counsel, at (617) 570-1516.

Sincerely,
/s/ Michael W. Nelson
Michael W. Nelson
Chief Financial Officer

900 East 96th Street	317.803.4300 main
Suite 400	317.803.4251 fax
Indianapolis, IN 46240	www.aprimo.com